02 MAR -1 AM 8:07

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

02015563

Date: 04 FEB 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 29 OF 04.02.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	01/02/2002
Date of change of interest:	30/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	95,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	95,000 @$1.19
No. of shares held before change:	244,294,210
% of issued share capital:	23.27
No. of shares held after change:	244,199,210
% of issued share capital:	23.26

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	244,294,210	0
% of issued share capital:	23.27	0
No. of shares held after change:	244,199,210	0
% of issued share capital:	23.26	0
Total shares:	244,199,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 04/02/2002 to the SGX

MASNET No. 31 OF 04.02.2002
Announcement No. 31

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	01/02/2002
Date of change of interest:	30/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	95,000
% of issued share capital:	0.01
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	95,000 @$1.19
No. of shares held before change:	224,934,774
% of issued share capital:	21.42
No. of shares held after change:	224,839,774
% of issued share capital:	21.41

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	**Direct**
No. of shares held before change:	183,573,554	41,361,220
% of issued share capital:	17.48	3.94
No. of shares held after change:	183,478,554	41,361,220
% of issued share capital:	17.47	3.94
Total shares:	183,478,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 04/02/2002 to the SGX

MASNET No. 34 OF 04.02.2002
Announcement No. 34

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	01/02/2002
Date of change of interest:	31/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	349,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	349,000 @$1.18
No. of shares held before change:	244,199,210
% of issued share capital:	23.26
No. of shares held after change:	243,850,210
% of issued share capital:	23.22

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	244,199,210	0
% of issued share capital:	23.26	0
No. of shares held after change:	243,850,210	0
% of issued share capital:	23.22	0
Total shares:	243,850,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 04/02/2002 to the SGX

MASNET No. 35 OF 04.02.2002
Announcement No. 35

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	01/02/2002
Date of change of interest:	31/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	349,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	349,000 @$1.18
No. of shares held before change:	224,839,774
% of issued share capital:	21.41
No. of shares held after change:	224,490,774
% of issued share capital:	21.38

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	183,478,554	41,361,220
% of issued share capital:	17.47	3.94
No. of shares held after change:	183,129,554	41,361,220
% of issued share capital:	17.44	3.94
Total shares:	183,129,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 04/02/2002 to the SGX

02 MAR -1 AM 8:07

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: 31 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 44 OF 31.01.2002
Announcement No. 44

ALLGREEN PROPERTIES LIMITED

Announcement of Property Sales to Interested Person Under Clause 1006(4)

1. Pursuant to Clause 1006(4)(b) of the SGX Listing Manual, the Board of Directors of Allgreen Properties Limited ("APL") wishes to announce that its subsidiary, Queenstown Peak Pte Ltd has granted an option to purchase ("sale") a unit in its development known as Queens to each of the two employees of the APL Group named below. Details of the sale to the employees are as follows:-

Name of Purchaser	Unit No.	Sale Price	Discount	Date of Option	Remarks
Ms Ng Siew Hiang Felicia Finance Manager of APL	Blk 10 Stirling Road #10-07	S$698,000	8%	24 January 2002	Same discount as that given to the public at time of sale.
Mrs Irene Yeo-Tan Marketing Manager of Subsidiary Company of APL	Blk 12 Stirling Road #19-12	S$669,000	8%	25 January 2002	Same discount as that given to the public at time of sale.

2. The Audit Committee and the Board of Directors of APL have reviewed the terms and conditions of the sales and approved the sales. The number and terms of the sales are considered to be fair and reasonable, and in the best interest of APL Group and its minority shareholders.

Submitted by Ms Isoo Tan, Company Secretary on 31/01/2002 to the SGX

File No. 82-4959

File No. 82-4959

Date: 30 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 32 OF 30.01.2002
Announcement No. 32

ALLGREEN PROPERTIES LIMITED

CLAUSE 902(3)(C) OF THE LISTING MANUAL

Pursuant to Clause 902(3)(C), Allgreen Properties Limited wishes to confirm that there are no persons occupying managerial positions who are related to Directors or Substantial Shareholders of the Company or any of its principal subsidiaries.

Submitted by Ms Isoo Tan, Company Secretary on 30/01/2002 to the SGX

MASNET No. 49 OF 30.01.2002
Announcement No. 49

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	30/01/2002
Date of change of interest:	28/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,300,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.24 200,000 @$1.25 600,000 @$1.26 300,000 @$1.27
No. of shares held before change:	246,094,210
% of issued share capital:	23.44
No. of shares held after change:	244,794,210
% of issued share capital:	23.31

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	246,094,210	0
% of issued share capital:	23.44	0
No. of shares held after change:	244,794,210	0
% of issued share capital:	23.31	0
Total shares:	244,794,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kery Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 30/01/2002 to the SGX

MASNET No. 50 OF 30.01.2002
Announcement No. 50

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	30/01/2002
Date of change of interest:	28/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,300,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.24 200,000 @$1.25 600,000 @$1.26 300,000 @$1.27
No. of shares held before change:	226,734,774
% of issued share capital:	21.59
No. of shares held after change:	225,434,774
% of issued share capital:	21.47

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	185,373,554	41,361,220
% of issued share capital:	17.65	3.94
No. of shares held after change:	184,073,554	41,361,220
% of issued share capital:	17.53	3.94
Total shares:	184,073,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed intersted in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 30/01/2002 to the SGX

MASNET No. 51 OF 30.01.2002
Announcement No. 51

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	30/01/2002
Date of change of interest:	29/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	500,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	300,000 @$1.24 200,000 @$1.25
No. of shares held before change:	244,794,210
% of issued share capital:	23.31
No. of shares held after change:	244,294,210
% of issued share capital:	23.27

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	244,794,210	0
% of issued share capital:	23.31	0
No. of shares held after change:	244,294,210	0
% of issued share capital:	23.27	0
Total shares:	244,294,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 30/01/2002 to the SGX

MASNET No. 52 OF 30.01.2002
Announcement No. 52

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	30/01/2002
Date of change of interest:	29/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	500,000
% of issued share capital:	0.05
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	300,000 @$1.24 200,000 @$1.25
No. of shares held before change:	225,434,774
% of issued share capital:	21.47
No. of shares held after change:	224,934,774
% of issued share capital:	21.42

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	184,073,554	41,361,220
% of issued share capital:	17.53	3.94
No. of shares held after change:	183,573,554	41,361,220
% of issued share capital:	17.48	3.94
Total shares:	183,573,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 30/01/2002 to the SGX

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 10 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 26 OF 10.01.2002
Announcement No. 26

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	09/01/2002
Date of change of interest:	07/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	900,000
% of issued share capital:	0.09
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.15 350,000 @$1.16 450,000 @$1.17
No. of shares held before change:	254,380,210
% of issued share capital:	24.23
No. of shares held after change:	253,480,210
% of issued share capital:	24.14

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	254,380,210	0
% of issued share capital:	24.23	0
No. of shares held after change:	253,480,210	0
% of issued share capital:	24.14	0
Total shares:	253,480,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 10/01/2002 to the SGX

MASNET No. 28 OF 10.01.2002
Announcement No. 28

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	09/01/2002
Date of change of interest:	07/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	900,000
% of issued share capital:	0.09
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	100,000 @$1.15 350,000 @$1.16 450,000 @$1.17
No. of shares held before change:	235,020,774
% of issued share capital:	22.38
No. of shares held after change:	234,120,774
% of issued share capital:	22.3

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	193,659,554	41,361,220
% of issued share capital:	18.44	3.94
No. of shares held after change:	192,759,554	41,361,220
% of issued share capital:	18.36	3.94
Total shares:	192,759,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed intersted in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 10/01/2002 to the SGX

MASNET No. 29 OF 10.01.2002
Announcement No. 29

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	09/01/2002
Date of change of interest:	08/01/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	640,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	440,000 @$1.16 200,000 @$1.17
No. of shares held before change:	253,480,210
% of issued share capital:	24.14
No. of shares held after change:	252,840,210
% of issued share capital:	24.08

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	253,480,210	0
% of issued share capital:	24.14	0
No. of shares held after change:	252,840,210	0
% of issued share capital:	24.08	0
Total shares:	252,840,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 10/01/2002 to the SGX

MASNET No. 30 OF 10.01.2002
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	09/01/2002
Date of change of interest:	08/01/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	640,000
% of issued share capital:	0.06
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	440,000 @$1.16 200,000 @$1.17
No. of shares held before change:	234,120,774
% of issued share capital:	22.3
No. of shares held after change:	233,480,774
% of issued share capital:	22.24

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	192,759,554	41,361,220
% of issued share capital:	18.36	3.94
No. of shares held after change:	192,119,554	41,361,220
% of issued share capital:	18.3	3.94
Total shares:	192,119,554	41,361,220

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 10/01/2002 to the SGX

02 MAR -1 AM 8:18

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

Date: 07 JAN 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

MASNET No. 42 OF 07.01.2002
Announcement No. 42

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Goh Soo Siah
Date of notice to company:	06/01/2002
Date of change of shareholding:	04/01/2002
Name of registered holder:	Goh Soo Siah
Circumstance giving rise to the change:	Sales in open market at own discretion

Shares held in the name of registered holder

No. of shares of the change:	300,000
% of issued share capital:	0.03
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	$1.19 per share
No. of shares held before change:	3,111,538
% of issued share capital:	0.3
No. of shares held after change:	2,811,538
% of issued share capital:	0.27

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,515,734	3,111,538
% of issued share capital:	0.14	0.3
No. of shares held after change:	1,515,734	2,811,538
% of issued share capital:	0.14	0.27
Total shares:	1,515,734	2,811,538

Submitted by Ms Isoo Tan, Company Secretary on 07/01/2002 to the SGX

MASNET No. 43 OF 07.01.2002
Announcement No. 43

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Group Limited
Date of notice to company:	7/1/2002
Date of change of interest:	4/1/2002
Name of registered holder:	CDP: Noblespirit Corporation (see Note 1) CDP: Jaytech Limited (see Note 1) CDP: Kerry Holdings Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,311,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.10 100,000 @$1.11 100,000 @$1.12 100,000 @$1.14 200,000 @$1.16 200,000 @$1.17 200,000 @$1.18 211,000 @$1.19
No. of shares held before change:	255,691,210
% of issued share capital:	24.35
No. of shares held after change:	254,380,210
% of issued share capital:	24.23

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	255,691,210	0
% of issued share capital:	24.35	0

No. of shares held after change:	254,380,210	0
% of issued share capital:	24.23	0
Total shares:	254,380,210	0

Note 1:

Pursuant to Section 7 of the Companies Act, Kerry Group Limited is a deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 07/01/2002 to the SGX

MASNET No. 44 OF 07.01.2002
Announcement No. 44

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	7/1/2002
Date of change of interest:	4/1/2002
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance giving rise to the change:	Others
Please specify details:	Deemed interest - Sale of shares by Shangri-La Hotel Limited

Shares held in the name of registered holder

No. of shares of the change:	1,311,000
% of issued share capital:	0.12
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	200,000 @$1.10 100,000 @$1.11 100,000 @$1.12 100,000 @$1.14 200,000 @$1.16 200,000 @$1.17 200,000 @$1.18 211,000 @$1.19
No. of shares held before change:	236,331,774
% of issued share capital:	22.51
No. of shares held after change:	235,020,774
% of issued share capital:	22.38

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	194,970,554	41,361,220
% of issued share capital:	18.57	3.94
No. of shares held after change:	193,659,554	41,361,220
% of issued share capital:	18.44	3.94

Total shares:	193,659,554	41,361,220

<u>Note 1</u>:

Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Submitted by Ms Isoo Tan, Company Secretary on 07/01/2002 to the SGX